Exhibit 12.1

	Q2 06	Q2 05
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	1037	857
Addback (deduct): Loss (income) on equity investment	-5	-4

	1032	853
Interest and debt expense	87	50
Interest portion of rental expense	5	6

Earnings (loss) before fixed charges	1124	909

Fixed charges:
Interest and debt expense	87	50
Interest portion of rental expense	5	6

Total fixed charges	92	56

Ratio of earnings to fixed charges	12.2	16.2

Deficiency in the coverage of fixed charges by earnings before fixed charges